Exhibit 2.1

Asset Purchase Agreement between DG Systems Acquisition Corporation and Applied Graphics Technologies, Inc., dated as of May 12, 2004

Execution Copy

ASSET PURCHASE AGREEMENT

Between

DG SYSTEMS ACQUISITION CORPORATION

and

APPLIED GRAPHICS TECHNOLOGIES, INC.

Dated as of May 12, 2004

TABLE OF CONTENTS

1.	DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.		1

2.	ACQUISITION OF ASSETS BY BUYER.		6

	2.1.	Purchase and Sale of Assets	6

	2.2.	Excluded Assets	7

	2.3.	Assumption of Liabilities	8

	2.4.	Liabilities Not Assumed	8

	2.5.	Purchase Price	9

	2.6.	The Closing	9

	2.7.	Deliveries at the Closing	9

	2.8.	Allocation of Purchase Price	10

	2.9.	Post-Closing Working Capital Adjustment.	10

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLER		10

	3.1.	Organization of the Seller	10

	3.2.	Authorization of Transaction	10

	3.3.	Noncontravention	11

	3.4.	Brokers’ Fees	11

	3.5.	Financial Statements	11

	3.6.	Title to Assets	11

	3.7.	Legal and Other Compliance	11

	3.8.	Taxes.	11

	3.9.	Property, Plant and Equipment	12

	3.10.	Intellectual Property.	12

	3.11.	Contracts	13

	3.12.	Litigation	13

	3.13.	Environmental Matters	13

	3.14.	Affiliated Transactions	14

	3.15.	Distributors, Customers, Suppliers	14

	3.16.	Accounts Receivable	14

	3.17.	No Material Adverse Change	14

	3.18.	Employee Benefits	14

	3.19.	Employment	15

	3.20.	Undisclosed Liabilities	15

	3.21.	Disclaimer of other Representations and Warranties	15

4.	REPRESENTATIONS AND WARRANTIES OF THE BUYER		15

	4.1.	Organization of the Buyer	15

	4.2.	Authority for Agreement	16

	4.3.	Noncontravention	16

	4.4.	Brokers’ Fees	16

	4.5.	Financing	16

5.	PRE-CLOSING COVENANTS		16

	5.1.	General	16

	5.2.	Notices and Consents	16

	5.3.	Operation of Business	17

	5.4.	Full Access	17

	5.5.	Notice of Developments	17

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	5.6.	AGT/GM Contract	17

	5.7.	Exclusivity	17

6.	CONDITIONS TO OBLIGATION TO CLOSE.		18

	6.1.	Conditions to Obligation of the Buyer	18

	6.2.	Conditions to Obligations of the Seller	19

7.	POST CLOSING COVENANTS.		19

	7.1.	Noncompetition	19

	7.2.	Access to Records	20

	7.3.	Payment Received	20

	7.4.	Transferred Employees.	20

	7.5.	Revocable License to use AGT Trademarks	21

	7.6.	Future Assurances	22

8.	INDEMNIFICATION.		22

	8.1.	Indemnity by Seller	22

	8.2.	Indemnity by Buyer	22

	8.3.	Matters Involving Third Parties.	23

	8.4.	Time for Claims	23

	8.5.	Limitation on Amount – Seller	24

	8.6.	Limitation of Amount – Buyer	24

	8.7.	Adjustment	24

	8.8.	Exclusive Remedy	24

9.	TERMINATION.		24

	9.1.	Termination of Agreement	24

	9.2.	Effect of Termination	25

10.	MISCELLANEOUS.		25

	10.1.	Press Releases and Public Announcements	25

	10.2.	Entire Agreement	25

	10.3.	Succession and Assignment; No Third-Party Beneficiary	25

	10.4.	Counterparts	26

	10.5.	Headings	26

	10.6.	Notices	26

	10.7.	Governing Law	27

	10.8.	Amendments and Waivers	27

	10.9.	Severability	27

	10.10.	Expenses	28

	10.11.	Construction	28

	10.12.	Incorporation of Schedules	28

	10.13.	Bulk Transfer Laws	28

	10.14.	Specific Performance	28

	10.15.	Jurisdiction	28

	10.16.	Venue	29

	10.17.	Service of Process	29

	10.18.	Waiver of Jury Trial	29

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Schedules

Schedule 2.1(a)	—	Personal Property
Schedule 2.1(b)	—	Acquired Permits
Schedule 2.1(c)	—	Acquired Intellectual Property
Schedule 2.1(e)	—	Leases
Schedule 2.3	—	Other Assumed Liabilities
Schedule 2.4	—	Liabilities to Affiliates
Schedule 2.8	—	Allocation of Purchase Price
Schedule 6.1(c)	—	Material Consents
Schedule 7.4	—	Transferred Employees
Disclosure Schedule	—	Exceptions to Representations and Warranties
Exhibit A	—	GM Broadcast Services Subcontract Agreement,

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into on May 12, 2004, by and between DG Systems Acquisition Corporation, a Delaware corporation (the “Buyer”), and Applied Graphics Technologies, Inc., a Delaware corporation (the “Seller”). The Buyer and the Seller are collectively referred to herein as the “Parties.”

This Agreement contemplates a transaction in which the Buyer will purchase the assets (and assume certain of the liabilities associated with those assets) of the Seller used exclusively in its Broadcast Division (the “Business”) in consideration of the Purchase Price (as defined below). The Seller will continue to engage in its businesses other than the Business after the consummation of the transactions contemplated hereby.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

1.	DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.

As used herein, the following terms will have the following meanings:

“Acquired Assets” has the meaning set forth in §2.1.

“Acquired Intellectual Property” has the meaning set forth in §2.1(c).

“Acquired Permits” has the meaning set forth in §2.1(b).

“Action” means any claim, action, cause of action or suit (whether in contract or tort or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, notice or proceeding to, from, by or before any Governmental Authority.

“Affiliate” means, as to any specified Person at any time, each Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person at such time.

“Agreement” has the meaning set forth in the preamble.

“AGT Trademarks” has the meaning set forth in §2.2(i).

“Assumed Liabilities” has the meaning set forth in §2.3.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or could reasonably form the basis for any specified consequence.

“Bill of Sale” has the meaning set forth in §2.7.

“Business” has the meaning set forth in the preamble.

“Business Day” means any weekday other than a weekday on which banks in New York, New York are authorized or required to be closed.

“Buyer” has the meaning set forth in the preamble.

“Cash” means cash and cash equivalents (including marketable securities and short term investments).

“Closing” has the meaning set forth in §2.6.

“Closing Date” has the meaning set forth in §2.6.

“Code” means the federal Internal Revenue Code of 1986 or any successor statute, and the rules and regulations thereunder, and in the case of any referenced section of any such statute, rule or regulation, any successor section thereto, collectively and as from time to time amended and in effect.

“Commitment Letter” has the meaning set forth in §4.5.

“Confidential Information” means any and all information concerning the Business other than that information which is already generally or readily obtainable by the public or is publicly known or becomes publicly known through no fault of the Seller.

“Confidentiality Agreement” has the meaning set forth in §5.4.

“Contracts” has the meaning set forth in § 2.1(f).

“Contractual Obligation” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, undertaking, arrangement or understanding, written or oral, or other document or instrument, including without limitation any document or instrument evidencing or otherwise relating to any Debt but excluding the charter and by-laws of such Person, to which or by which such Person is a party or otherwise subject or bound or to which or by which any property or right of such Person is subject or bound.

“Debt” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the Ordinary Course of Business), (iv) under capital leases or (v) in the nature of Guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Disclosure Schedule” has the meaning set forth in §3.

“Employee Plans” mean all compensation and benefit plans, programs, arrangements, contracts, agreements, understandings, commitments and policies sponsored, administered, maintained, or contributed to, by or on behalf of the Seller relating to the Business for the benefit of any former or current employees of the Seller who performs services for the Seller in connection with the Business or their respective dependents.

“Enforceable” means, with respect to any Contractual Obligation stated to be Enforceable by or against any Person, that such Contractual Obligation is a legal, valid and binding obligation of such Person enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Environmental, Health and Safety Requirements” shall mean all federal, state, local and foreign statutes, regulations, and ordinances concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.

“Estimated Working Capital” has the meaning set forth in §2.9(b).

“Excluded Assets” has the meaning set forth in §2.2.

“Final Working Capital” has the meaning set forth in §2.9(b).

“Financial Statements” has the meaning set forth in §3.5.

“GM Purchase Order” means the purchase order No. GMB07107 from General Motors Corporation and the related Statement of Work Broadcast Distribution which describes the services to be performed by the Business for General Motors Corporation.

“Governmental Authority” any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body.

“Guarantee” means (i) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other obligation of any other Person, (ii) any other arrangement whereby credit is extended to one obligor on the basis of any promise or undertaking of another Person (A) to pay the Debt or other obligation of such obligor, (B) to purchase any obligation owed by such obligor, (C) to purchase or lease assets (other than inventory in the Ordinary Course of Business) under circumstances that would enable such obligor to discharge one or more of its obligations or (D) to maintain the capital, working capital, solvency or general financial condition of such obligor or (iii) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of indebtedness or other obligations of such partnership or venture.

“Hazardous Substances” has the meaning set forth in §3.13.

“Indemnified Party” has the meaning set forth in §8.3(a).

“Indemnifying Party” has the meaning set forth in §8.3(a).

“Instrument of Assumption” has the meaning set forth in §2.7.

“Intellectual Property” means the following types of proprietary rights: patents, copyrights, Trademarks, mask works, software, trade secrets and proprietary information (including without limitation proprietary ideas, research and development, know-how, processes and techniques, technical data, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), all applications for any of the foregoing, all copies and tangible embodiments of any of the foregoing in Seller’s possession or control, and any Contractual Obligations granting rights related to the foregoing (i) subsisting in, covering, reading on, directly applicable to, used in the production of or existing in the Technology used in the Business or (ii) that are owned, licensed or controlled in whole or in part by the Seller and relate to the Business.

“Knowledge” means actual knowledge of Nat Buonfiglio, Mike Hearney, Diane Romano, or Joseph Vecchiolla after reasonable investigation.

“Leases” has the meaning set forth in §2.1(e).

“Legal Requirement” means any federal, state, local or foreign law, statute, standard, ordinance, code, order, rule, regulation, resolution or promulgation, or any order, judgment or decree of any Governmental Authority, or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force and effect of law.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien, security interest, charge, adverse or prior claim, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including without limitation a capital lease), transfer for the purpose of subjection to the payment of any Debt or other obligation, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due, (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same do not impair its use in the Business as currently conducted, (iii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due, (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security and (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials or supplies and other like liens, which secure obligations to the extent that payment thereof is not in arrears or otherwise due.

“Losses” has the meaning set forth in §8.1.

“Material Adverse Change” means any change or event reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means any change in or effect on the Acquired Assets or Assumed Liabilities that, when considered either singly or in the aggregate would result in a material adverse effect on the condition (financial or otherwise), operations, or results of operations of the Business.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Party” and “Parties” have the meanings set forth in the preamble above.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.

“Personal Property” has the meaning set forth in §2.1(a).

“Purchase Price” has the meaning set forth in §2.5.

“Purchase Price Adjustment” has the meaning set forth in §2.9(b).

“Purchase Price Increase” has the meaning set forth in §2.9(b).

“Purchase Price Reduction” has the meaning set forth in §2.9(b).

“Restricted Region” means any location on the United States of America and Canada, it being acknowledged that the nature of the Business renders meaningless the use of geographic scope restrictions.

“Seller” has the meaning set forth in the preamble.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means all inventions, copyrightable works, discoveries, innovations, know-how, information (including ideas, research and development, know-how, formulas, compositions, processes and techniques, technical data, designs, drawings, specifications), and all other forms of technology, including improvements, modifications, derivatives or changes, whether or not protectible or protected by patent, copyright, mask work right, trade secret law or otherwise.

“Third Party Claim” has the meaning set forth in §8.3(a).

“Trademarks” means any trademarks, service marks, trade dress, and logos, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith.

“Transferred Employees” has the meaning set forth in §7.4.

“Working Capital Statement” has the meaning set forth in §2.9(a).

2.	ACQUISITION OF ASSETS BY BUYER.

2.1. Purchase and Sale of Assets. The Seller agrees to sell and transfer to the Buyer, and the Buyer agrees to purchase from the Seller at the Closing, subject to the exclusions contained in §2.2 and subject to and upon the other terms and conditions contained herein, all of Seller’s right, title and interest in and to the assets of the Seller which are used exclusively in the conduct of the Business on the date hereof, including without limitation the following assets, properties and rights of the Seller (collectively, the “Acquired Assets”), and no other properties or assets of the Seller:

(a) (i) all tangible personal property (other than those set forth in §2.1(a)(ii)) (such as machinery, equipment, computer and office equipment and furniture) owned by the Seller as of the date hereof and used exclusively in the conduct of the Business, including without limitation the items set forth on Schedule 2.1(a) (provided, however, that the Seller makes no representation that any of the items listed on the fixed asset register included in Schedule 2.1(a) that have a net book value of zero are actually included in the Acquired Assets) and such other personal property as may be acquired by Seller after the date hereof and prior to the Closing for use exclusively in connection with the conduct of the Business, and (ii) all inventories, raw materials, supplies, works in progress, and finished goods, owned by the Seller as of the Closing Date for use exclusively in connection with the conduct of the Business (collectively with items set forth in §2.1(a)(i), “Personal Property”);

(b) all rights of the Seller under transferable licenses (other than as set forth in §2.1(c)), permits, authorizations, orders, registrations, certificates, approvals, consents and franchises used exclusively in connection with the conduct of the Business or any pending applications relating to any of the foregoing, except in each case those which would not be required by the Buyer to own and operate the Acquired Assets and conduct the Business as presently conducted, including without limitation the governmental permits, licenses, authorizations, approvals and consents described on Schedule 2.1(b) (collectively, the “Acquired Permits”);

(c) all Intellectual Property used exclusively in connection with the conduct of the Business, goodwill associated therewith, licenses and sublicenses granted in respect thereto and rights thereunder, remedies against infringements thereof and rights to protection of interest therein, including without limitation the Intellectual Property described on Schedule 2.1(c) (collectively, the “Acquired Intellectual Property”);

(d) all customer and supplier lists used exclusively in connection with the conduct of the Business;

(e) all rights with respect to leasehold interests and subleases and rights thereunder relating to all real property and to such personal property as is used exclusively in the Business including, without limitation, those set forth on Schedule 2.1(e) (collectively, the “Leases”);

(f) all rights of the Seller under Contractual Obligations relating exclusively to the conduct of the Business (the “Contracts”), including without limitation the Contractual Obligations described in § 3.11 of the Disclosure Schedule but excluding those Contractual Obligations identified on the Disclosure Schedule as not being assignable;

(g) all books and records of the Seller exclusively related to the conduct of the Business; and

(h) all accounts receivable as of the Closing Date related exclusively to the Business.

2.2. Excluded Assets. There shall be excluded from the Acquired Assets to be sold and transferred to Buyer hereunder, and, to the extent in existence on the Closing Date, the Seller shall retain all of the Seller’s right, title and interest in and to the following assets, properties and rights or the Seller (collectively, the “Excluded Assets”):

(a) the consideration delivered to Seller by Buyer pursuant to this Agreement, all Cash, and the inter-company accounts receivables of the Business;

(b) any assets of the Seller not used exclusively in the conduct of the Business;

(c) all real property owned by the Seller, buildings thereon, and easements, rights-of way, and other appurtenant rights thereto (such as appurtenant rights in and to public streets);

(d) all rights with respect to leasehold interests and subleases and rights thereunder relating to all real property and to such personal property as is not used exclusively in the Business;

(e) all claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set off and rights of recoupment which have arisen in connection with the conduct of the Business by the Seller and do not relate specifically to the Acquired Assets;

(f) all rights in and with respect to the assets associated with all employee benefit plans including, without limitation, each Employee Plan;

(g) all rights in and with respect to insurance policies, except for any proceeds of such insurance and claims relating to the Acquired Assets made after the date hereof but prior to the Closing Date;

(h) all corporate, financial, computer and human resource records and systems not used exclusively in the conduct of the Business;

(i) all rights to the name “Applied Graphics”, “Applied Graphics Technologies” and “AGT” (collectively, the “AGT Trademarks”); and

(j) the GM Purchase Order.

2.3. Assumption of Liabilities. At the Closing, Buyer will deliver to Seller an instrument of assumption whereby on the terms and subject to the conditions set forth herein and except as excluded by §2.4 hereof, Buyer will undertake, assume, agree to satisfy or perform when due and hold Seller harmless from and indemnify Seller against the following Liabilities of the Seller (the “Assumed Liabilities”):

(a) all Liabilities of the Seller set forth on the face of the unaudited March 31, 2004 Balance Sheet of the Business and all Liabilities that have arisen after March 31, 2004 in the Ordinary Course of Business;

(b) all Liabilities of the Seller under the Contracts or Leases included in the Acquired Assets;

(c) all Liabilities for services rendered by the Buyer with respect to the Business after the Closing;

(d) all accounts payable as of the Closing Date related to the Business;

(e) all Liabilities expressly assumed pursuant to § 7.4(d); and

(f) all other Liabilities relating to the conduct of the Business or the ownership of the Acquired Assets; and

(g) all Liabilities specified on Schedule 2.3 hereof;

2.4. Liabilities Not Assumed. Except as expressly set forth in this Agreement, the Buyer will not assume or perform any Liabilities not specifically covered in §2.3 hereof including but not limited to the following Liabilities:

(a) any Liability of the Seller for Taxes (i) not relating to the Business or (ii) incurred prior to the Closing;

(b) any Liability of the Seller for costs and expenses incurred in connection with this Agreement, the making or performance of this Agreement and the transactions contemplated hereby;

(c) any Liability of the Seller to indemnify any Person except to the extent arising under the Contracts after Closing;

(d) any Liability associated with any Employee Plan, except as expressly assumed by the Buyer pursuant to Section 7.4(d);

(e) any Liability under Environmental, Health and Safety Requirements related to, associated with or arising out of (A) the occupancy, operation, use or control of any real property leased or owned by the Seller or any of its Affiliates prior to the Closing or (B) the operation of the Business prior to the Closing, including, without limitation, any release or storage of any Hazardous Substances;

(f) any Liability of the Seller under this Agreement;

(g) any Liability arising out of or relating to the Excluded Assets;

(h) except as disclosed on Schedule 2.4, any Liability to Affiliates of Seller;

(i) any obligation arising out of the letter agreements, dated April 14, 2004, between the Seller and each of Michael Hearney and Daniel Duwe; and

(j) any Liability relating to former employees of Seller no longer employed by Seller as of the close of business on the Closing Date, except to the extent that Buyer has specifically assumed or agreed to assume responsibility for such obligations in this Agreement.

2.5. Purchase Price. The Buyer agrees to assume the Assumed Liabilities and to pay to the Seller at the Closing an amount in cash equal to $15,000,000 (the “Purchase Price”), payable by wire transfer of immediately available funds in accordance with written instructions of the Seller given to the Buyer not less than two Business Days prior to the Closing Date.

2.6. The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ropes & Gray in Boston, Massachusetts, commencing at 10:00 a.m. eastern time on May 28, 2004, such later date that all closing conditions have been met or waived or such other date as the Parties may mutually determine (the “Closing Date”).

2.7. Deliveries at the Closing. At the Closing the Seller will deliver to the Buyer (i) the various certificates, instruments, and documents referred to in §6.1 below, (ii) such other instruments of sale, transfer, conveyance and assignment as the Buyer and its counsel may reasonably request, and (iii) the a bill of sale in a form mutually satisfactory to both Parties (the “Bill of Sale”). At the Closing, the Buyer will deliver (i) the various certificates, instruments and documents referred to in §6.2 below, (ii) an instrument of assumption in a form mutually satisfactory to both Parties (the “Instrument of Assumption”) and (iii) the Purchase Price specified in §2.5 above.

2.8. Allocation of Purchase Price. The Buyer and the Seller agree to cooperate and determine the allocation of the Purchase Price for the Acquired Assets in accordance with Schedule 2.8 which will be revised to reflect any adjustments necessary as a result of any Purchase Price Adjustment. The Buyer and the Seller shall use such allocation in all relevant Tax Returns.

2.9. Post-Closing Working Capital Adjustment.

(a) As soon as practicable, but in no event later than 45 days after the Closing Date, the Seller shall cause to be prepared and delivered to the Buyer a statement of the working capital of the Business as of the Closing (the “Working Capital Statement”). The working capital set forth on the Working Capital Statement shall be determined by subtracting current liabilities from current assets, all as of the Closing Date. The working capital set forth on the Working Capital Statement shall be calculated in accordance with GAAP, and the internal format and accounting policies and practices used by the Seller in connection with preparing the Financial Statements.

(b) If and to the extent working capital shown on the Working Capital Statement (the “Final Working Capital”) exceeds $4,753,000 (the “Estimated Working Capital”) and such excess is greater than $50,000, then the Buyer shall pay such excess to the Sellers as an adjustment to the Purchase Price (the “Purchase Price Increase”). If and to the extent the Final Working Capital is less than the Estimated Working Capital and such shortfall is greater than $50,000, then the Seller shall pay such shortfall to the Buyer as an adjustment to the Purchase Price (the “Purchase Price Reduction”). Whichever shall be applicable of the Purchase Price Increase and the Purchase Price Reduction is referred to herein as the “Purchase Price Adjustment”. The Purchase Price Adjustment, if any, shall be paid in cash, within five Business Days of the delivery of the Working Capital Statement.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller represents and warrants to the Buyer that, except as set forth in the disclosure schedule attached to this Agreement (the “Disclosure Schedule”);

3.1. Organization of the Seller. The Seller is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Delaware.

3.2. Authorization of Transaction. Prior to the date hereof, the Board of Directors of the Seller, by written consent in lieu of a special meeting of the Board of Directors, adopted and approved the transactions contemplated by this Agreement. No vote of the holders of any class of capital stock of the Seller is necessary to adopt and approve this Agreement or the transactions contemplated hereby. The Seller has the power and authority (including full corporate power and authority) to execute and deliver this Agreement and has taken all actions necessary to authorize the consummation of the transactions contemplated hereby and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Seller and is Enforceable against the Seller.

3.3. Noncontravention. Except as disclosed on §3.3 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any Legal Requirement to which the Seller is subject, (ii) result in a breach or violation of, or default under, any Contractual Obligation of the Seller, (iii) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contractual Obligation of the Seller; or (iv) result in a breach or violation of, or default under, the Seller’s charter or bylaws.

3.4. Brokers’ Fees. The Seller does not have any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

3.5. Financial Statements. Attached as §3.5 of the Disclosure Schedule are the following financial statements relating to the operations of the Business (collectively, the “Financial Statements”): (i) balance sheet as of December 31, 2003 and profit and loss statement for the fiscal year 2003 and (ii) balance sheets and profit and loss statements on a monthly basis for the first quarter of 2004. The Financial Statements have been prepared by management in the Ordinary Course of Business and according to past practices for internal reporting and present fairly the financial condition of the Business as of such dates and the results of operations of the Business for such periods. The books of account and other financial records of Seller relating to the Business, all of which have been made available to Buyer, are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices. These Financial Statements, books of account and other financial records were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby except as described in §3.5 of the Disclosure Schedule (subject, in the case of any unaudited financials, to normal year-end audit adjustments and the absence of notes).

3.6. Title to Assets. The Seller has good title to, and the power to sell or transfer to the Buyer, all of the Acquired Assets free and clear of any Liens except as described in §3.6 of the Disclosure Schedule.

3.7. Legal and Other Compliance. The Seller is in compliance with all applicable Legal Requirements relating to the conduct of the Business, the violation of which could have a Material Adverse Effect, and no Action has been filed or commenced or, to the Knowledge of the Seller, threatened against it alleging any failure so to comply.

3.8. Taxes.

(a) The Seller has filed all Tax Returns it was required to file with respect to the conduct of the Business. All such Tax Returns were correct and complete in all material respects. All Taxes due and payable by the Seller with respect to the conduct of the Business have been paid. The Seller has no Knowledge that any claim has ever been made by an authority in a jurisdiction where the Seller does not file Tax Returns with respect to the conduct of the Business that the Seller may be subject to taxation by that jurisdiction with respect to the conduct of the Business. There are no Liens on any of the Acquired Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(b) There are no tax liens upon the Business or the Acquired Assets except liens for current Taxes not yet due or delinquent or the validity of which is being contested by Seller in good faith by appropriate proceedings.

(c) None of the Acquired Assets (i) is required to be treated as being owned by any other person pursuant to the so-called safe harbor lease provisions of former section 168(f)(8) of the Code, (ii) secures any debt the interest on which is tax-exempt under section 103(a) of the Code, (iii) is tax-exempt use property within the meaning of section 168(h) of the Code or (iv) is subject to a 467 rental agreement as defined in section 467 of the Code.

3.9. Property, Plant and Equipment. The Seller owns or leases, and the Acquired Assets include, all Personal Property, material buildings, real property, improvements, machinery, equipment, and other tangible assets necessary for the conduct of the Business as presently conducted. The Personal Property and other tangible assets included in the Acquired Assets that are material to the operation of the Business as conducted on the Closing Date are free from material defects to the Knowledge of the Seller, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear and scheduled maintenance), and are suitable, adequate and sufficient for the purposes for which they presently are used.

3.10. Intellectual Property.

(a) The Acquired Intellectual Property constitutes all Intellectual Property necessary for the operation of the Business as presently conducted except for generally available shrink-wrapped software. Each item of Acquired Intellectual Property will be owned or available for use by the Buyer on substantially identical terms and conditions immediately subsequent to the Closing hereunder. Except as disclosed on §3.10 of the Disclosure Schedule, (i) the Seller either owns the entire right, title and interest in and to the Acquired Intellectual Property, free and clear of any Liens, or has the valid right and license to use the Acquired Intellectual Property in the conduct of the Business, (ii) all patents and registrations identified on Schedule 2.1(c) are in force, and to the Seller’s Knowledge, all applications identified on Schedule 2.1(c) are pending without challenge (other than office actions that may be pending before the Patent and Trademark Office or its foreign equivalents), (iii) each patent or registered trademark included in the Acquired Intellectual Property is, to the Seller’s Knowledge, valid and enforceable; and (iv) the

Seller has not sold, licensed or otherwise transferred any of the Acquired Intellectual Property to any person or entity nor agreed to indemnify any person or entity for any patent, trademark or copyright infringement other than in the Ordinary Course of Business.

(b) Seller has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties in connection with the conduct of the Business, and to Seller has never received any charge, complaint, claim demand or notice alleging any such interference, infringement, misappropriation or conflict is pending or has been threatened. To the Knowledge of the Seller, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any of the Acquired Intellectual Property.

3.11. Contracts. §3.11 of the Disclosure Schedule lists the Contractual Obligations to which the Seller is a party that relate to the Business and (a) are reasonably likely to involve annual consideration in excess of $50,000, (b) represent a Guarantee of the obligations of any of the customers, suppliers, or employees of the Business, (c) constitute a partnership, joint venture or other similar agreement or arrangement, or (d) limit the ability of the Business to operate in any geographic area or line of business. The Seller has made available to the Buyer a correct and complete copy of each written Contractual Obligation (as amended to date) listed in §3.11 of the Disclosure Schedule if assignable. Except as set forth on §3.11 of the Disclosure Schedule, (x) all Contracts listed in §3.11 of the Disclosure Schedule (i) are in full force and effect and are Enforceable in accordance with their respective terms, (ii) there is no breach or default by the Seller under such Contracts (iii) to the Knowledge of the Seller, there is no breach or default by any other party thereunder, and (iv) may be transferred to the Buyer pursuant to this Agreement on terms and conditions no less favorable in any material respect than those contained in the relevant Contract on the date hereof without any increase in the Liabilities of the Buyer under such agreement, and (y) there is no oral material Contractual Obligation related to the Business.

3.12. Litigation. There are no Actions pending or, to the Seller’s Knowledge, threatened that, individually or collectively, would be reasonably likely to result in a Material Adverse Effect, or that question the validity of this Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement. There are no outstanding judgments, orders, decrees, citations, fines or penalties against the Seller affecting the Business, the Acquired Assets or the Assumed Liabilities under any Legal Requirement.

3.13. Environmental Matters. Except as described in §3.13 of the Disclosure Schedule or as has not had or would not reasonably be expected to have a Material Adverse Effect: (i) the Seller has all material permits, licenses and other authorizations required to operate the Business under any applicable Environmental, Health and Safety Requirement; and (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of any Governmental Authority, pursuant to any applicable Environmental, Health and Safety

Requirement. For purposes of this Section 3.13. “Hazardous Substances” means (i) those substances defined in or regulated as hazardous under the following federal statutes and their state counterparts and all applicable regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated as hazardous by any federal, state, local or foreign Governmental Authority pursuant to any Environmental, Health and Safety Requirement.

3.14. Affiliated Transactions. No Affiliate of the Seller owns or otherwise has any rights to or interests in any Acquired Asset or Assumed Liability, or has engaged in business dealings with the Seller related to the Business other than on arms- length terms which are no less favorable to the Seller than those which could be obtained with a third party which is not an Affiliate of the Seller.

3.15. Distributors, Customers, Suppliers. §3.15 of the Disclosure Schedule sets forth a complete and accurate list of (i) the ten largest customers (by dollar volume) of the Business during the 2003 fiscal year, indicating any existing Contractual Obligation with each such customer and (ii) all suppliers of significant materials or services to the Seller in connection with the conduct of the Business, indicating any Contractual Obligation for continued supply from such Person.

3.16. Accounts Receivable. All accounts receivable that are reflected on the financial statements attached hereto as §3.5 of the Disclosure Schedule or on the accounting records of the Seller as of the Closing Date represent or will represent valid obligations in that the services sold and delivered which gave rise to such accounts receivable were sold and delivered to the best of Seller’s ability in accordance with Seller’s understanding of the customer’s specifications therefor.

3.17. No Material Adverse Change. Since the date of the financial statements attached hereto as §3.5 of the Disclosure Schedule, (a) there has not been any Material Adverse Change and no event has occurred or circumstance exists that would be reasonably likely to result in a Material Adverse Change, and (b) the Business has only been conducted in the Ordinary Course of Business.

3.18. Employee Benefits. §3.18 of the Disclosure Schedule lists all Employee Plans. The Seller has not, with respect to the Business, (a) ever sponsored, administered, maintained, contributed to, been obligated to contribute to, participated in or agreed to participate in, any Employee Plan which is subject to Title IV of ERISA, or a multiemployer plan (as defined in Section 3(37) of ERISA), (b) except as set forth on §3.18 of the Disclosure Schedule, ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA) or has ever promised to provide such post-termination benefits, or (c) withdrawn from a multi-employer plan within the meaning of

Section 414(f) of the Code which withdrawal could impose liability on the Buyer. No Employee Plan is a multiple employer plan within the meaning of Section 413(c) of the Code or a multiple employer welfare arrangement as defined in Section 3(40) of ERISA. With respect to each Employee Plan, summaries of each such plan or copies of the following materials have been made available or provided to Buyer; (i) all current plan documents, or in the case of an unwritten plan, a written description thereof, (ii) all current determination letters, where applicable, from the IRS; and (iii) all current summary plan descriptions and summaries of any material modifications to the summary plan descriptions.

3.19. Employment. Except as set forth on §3.19 of the Disclosure Schedule, (a) the Seller is not a party to any (i) labor collective bargaining union or similar agreement or (ii) any employment, loan, loan guaranty, consulting, non-compete, severance, retention, compensation, deferred compensation, stock or cash based incentive or other similar agreement, arrangement, commitment or understanding (whether written or oral) with salaried or non-salaried employees, in each case in connection with the Business, (b) the employment of each Transferred Employee is terminable at will, (c) the Seller is and has been in compliance in all material respects with all state and federal laws, ordinances, rules, regulations and requirements relating to labor and employment laws, immigration laws, any employment tax or withholding obligations, any obligations arising under a collective bargaining agreement or any obligations arising under employee benefit plans in each case with respect to the Business, and (d) the Seller has paid or will pay in full to all Transferred Employees all amounts currently due and payable for wages, salaries, commissions, bonuses, benefits and other compensation accrued as of the Closing Date.

3.20. Undisclosed Liabilities. Except for Liabilities (i) set forth on the face of the Financial Statements, (ii) arising in the Ordinary Course of Business since March 31, 2004, or (iii) under the Contracts and Leases included in the Acquired Assets, the Business has no material Liabilities.

3.21. Disclaimer of other Representations and Warranties. Except as expressly set forth in this §3, Seller makes no representation or warranty, express or implied, at law or in equity, in respect of any of its assets (including, without limitation, the Acquired Assets), liabilities or operations (including, without limitation, the Business), including, without limitation, with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Seller makes no representation or warranty regarding any assets other than the Acquired Assets or any liabilities other than the Assumed Liabilities, and none shall be implied at law or in equity.

4. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer represents and warrants to the Seller that:

4.1. Organization of the Buyer. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

4.2. Authority for Agreement. Prior to the date hereof, the Board of Directors of the Buyer, at a meeting duly called and held, adopted and approved this Agreement. No vote of the holders of any class of capital stock of the Buyer is necessary to adopt and approve this Agreement or the transactions contemplated hereby. The Buyer has the power and authority (including full corporate power and authority) to execute and deliver this Agreement and has taken all actions necessary to authorize the consummation of the transactions contemplated hereby and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Buyer and is Enforceable against the Buyer.

4.3. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (1) violate any Legal Requirement to which the Buyer is subject, (ii) result in a breach or violation of, or default under, any Contractual Obligation of the Buyer, (iii) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contractual Obligation of the Buyer; or (iv) result in a breach or violation of, or default under, the Buyer’s charter or bylaws.

4.4. Brokers’ Fees. The Buyer does not have any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

4.5. Financing. Buyer has provided Seller with a commitment letter from JP Morgan Chase Bank dated as of April 15, 2004 (the “Commitment Letter”). The Commitment Letter has been duly executed by all parties thereto and is in full force and effect as of the date hereof. All commitment and other fees required to be paid under the Commitment Letter on or prior to the date hereof has been paid. Assuming that the financing under the Commitment Letter is consummated substantially in accordance with the terms therein, the funds borrowed together with Buyer’s available Cash will provide sufficient funds to pay the Purchase Price. Buyer has no basis to believe that the financing under the Commitment Letter will not be available on a timely basis.

5. PRE-CLOSING COVENANTS. The Parties agree as follows:

5.1. General. Prior to the Closing, each of the Parties will use their commercially reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in §6 below).

5.2. Notices and Consents. Prior to the Closing, each of the Parties will give any notices to third parties, and will use its commercially reasonable efforts to obtain any third party consents, approvals or waivers that are necessary to transfer the Acquired Assets to the Buyer. If any such third party consent, approval or waiver is not obtained before the Closing, for a period continuing until the earlier of the first anniversary of the Closing Date or such consent, approval or waiver is obtained, the parties shall use their commercially reasonable efforts in good faith to cooperate, and to cause each of their respective Affiliates to cooperate, in effecting any lawful arrangement to provide to Buyer the economic benefits of the Acquired Asset(s) for which third party consents, approvals, and waivers are being sought after Closing.

5.3. Operation of Business. Prior to the Closing, the Seller will not engage in any practice, take any action, or enter into any transaction with respect to the conduct of the Business outside the Ordinary Course of Business. Without limiting the generality of the foregoing, prior to the Closing, the Seller will use commercially reasonably efforts to keep the Business and Acquired Assets substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees relating to the Business.

5.4. Full Access. Prior to the Closing, the Seller will permit representatives of the Buyer to have full access at all reasonable times, upon reasonable notice, and in a manner not to interfere with the Seller’s business operations, to all premises, properties, personnel, books, records, Contractual Obligations, and documents of or pertaining to the Business. The Buyer will treat and hold as such any Confidential Information it receives from the Seller in the course of the reviews contemplated by this §5.4, will not use any of the Confidential Information except in connection with this Agreement or as provided for in the Confidentiality Agreement dated September 30, 2003 between the Buyer and the Seller (the “Confidentiality Agreement”), and, if this Agreement is terminated for any reason whatsoever, will return to the Seller all tangible embodiments (and copies) of the Confidential Information which are in its possession and Buyer shall continue to comply with the provisions of the Confidentiality Agreement.

5.5. Notice of Developments. Prior to the Closing, each Party will give prompt written notice to the other Party of any material development causing a breach of any of its own representations and warranties in §3 and §4 above; provided, however, that compliance with the disclosure requirements of this §5.5 shall not relieve a Party of any obligation with respect to any of its representations, warranties or covenants in this Agreement or waive any condition to the other Party’s obligations under this Agreement.

5.6. GM Purchase Order. At Closing, the Seller and the Buyer will enter into a subcontracting agreement in substantially the form attached hereto as Exhibit A pursuant to which the Seller will subcontract certain of its obligations under the GM Purchase Order to the Buyer.

5.7. Exclusivity. The Seller will not (and the Seller will not cause or permit any of its officers, directors, agents or Affiliates to) (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating or enter into or consummate any transaction relating to the acquisition of any portion of the Acquired Assets or the Business (other than sales of inventory in the Ordinary Course of Business), including any acquisition structured as a merger, consolidation, or share exchange, or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing; provided, however, that the Seller and its officers, directors, agents or Affiliates will remain free to participate in any discussions or negotiations regarding, furnish information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent legal counsel has informed them in writing that their fiduciary duties require.

6. CONDITIONS TO OBLIGATION TO CLOSE.

6.1. Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in §3 above shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time;

(b) Performance by Seller. The Seller shall have performed and complied in all material respects with all of its covenants, agreements and obligations hereunder through the Closing, to the extent that they are required to be performed or complied with at or prior to the Closing;

(c) Consents. The Seller shall have procured all of the material third party consents necessary to permit the consummation by the Seller of the transactions contemplated hereby as set forth on Schedule 6.1(c), including a release of the Liens described in §3.6 of the Disclosure Schedule.

(d) Absence of Litigation. No Action shall be pending or threatened wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) be reasonably likely to have a Material Adverse Effect or affect adversely the right of the Buyer to own the Acquired Assets (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(e) Certificates. The Seller shall have delivered to the Buyer a certificate to the effect that each of the conditions specified above in §6.1 (a)-(d) are satisfied in all respects;

(f) Instruments of Transfer and Conveyance. The Seller shall have executed and delivered such other bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may be reasonably requested by Buyer, each in a form reasonably satisfactory to Buyer and its legal counsel; and

(g) All Necessary Actions. All actions to be taken by the Seller in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer.

The Buyer may waive any condition specified in this §6.1 by written notice to the Seller.

6.2. Conditions to Obligations of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in §4 above shall be true and correct in all material respects at and as of the Closing Date, other than representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time;

(b) Performance by Buyer. The Buyer shall have performed and complied in all material respects with all of its covenants, agreements and obligations hereunder through the Closing, to the extent that they are required to be performed or complied with at or prior to the Closing;

(c) Consents. The Buyer shall have procured all of the material third party consents necessary to permit the consummation by the Buyer of the transactions contemplated hereby;

(d) Absence of Litigation. No Action shall be pending or threatened wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(e) Certificate. The Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in §6.2(a) through (d) is satisfied in all respects;

(f) Instruments of Assumption. The Buyer shall have executed and delivered such other instruments of assumption of liabilities as may be reasonably requested by Seller, each in a form reasonably satisfactory to Seller and its legal counsel; and

(g) All Necessary Actions. All actions to be taken by Buyer in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Seller.

The Seller may waive any condition specified in this § 6.2.

7. POST CLOSING COVENANTS.

7.1. Noncompetition

(a) The Seller agrees that, in consideration of the purchase by the Buyer hereunder, neither Seller nor any Affiliate of Seller shall, on or prior to the date that is

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five (5) years after the Closing Date (the “Noncompetition Period”), directly or indirectly, (a) operate, control, or invest in any business, venture or activity which competes with the Business in the Restricted Region; provided, however, that ownership of less than 5% of the outstanding stock of any publicly traded corporation shall not be deemed to violate this § 7.1, (b) solicit, make any offer to employ, or employ, either directly or indirectly, as an employee, independent contractor or otherwise, any individual during any period in which he or she is an employee of Buyer or any of its Affiliates, or solicit or induct such individual to terminate such employment or become employed by any person or entity other than Buyer or its Affiliates, or (c) induce any of the Buyer’s customers to terminate their relationship with the Buyer with respect to services provided by the Business in favor of any Person other than the Buyer or its Affiliates.

(b) Seller acknowledges and agrees that the provisions of this §7.1 (i) will not impose an undue hardship on it, and (ii) that breach of this §7.1 will cause irreparable injury and damage to Buyer, the exact amount of which will be difficult to ascertain and that remedies at law for any such breach would be inadequate and that therefore, in the event of such a breach, Buyer shall be entitled, in addition to all remedies available at law, to equitable relief without posting any bond or undertaking.

7.2. Access to Records. For a period of two (2) years after the Closing Date, Seller shall provide Buyer reasonable access to records that are related to the Business but are Excluded Assets, during normal business hours and on at least three days’ prior written notice, for any reasonable business purpose specified by Buyer in such notice.

7.3. Payment Received. In the event that the Seller receives any payment on any of the Acquired Assets or other amounts owing to the Seller but allocated to the Buyer pursuant to this Agreement, the Seller agrees to forward such payments in good faith as promptly as practicable to the Buyer.

7.4. Transferred Employees.

(a) The Seller shall (i) on the Closing Date release for hiring by the Buyer, the persons employed by the Seller to work exclusively in connection with the Business including, without limitation, to the extent employed by the Seller on the Closing Date, those listed on Schedule 7.4 (collectively the “Transferred Employees”) and, if the Buyer hires any or all of the Transferred Employees pursuant to § 7.4(b) or otherwise, the Buyer agrees to pay all salary, wages, pension, retirement, savings, health, welfare and other benefits (whether arising by contract, plan, statute or otherwise) with respect to all periods following the Closing Date, and (ii) provide to all Transferred Employees any notice required under any Legal Requirement, including without limitation, COBRA to the extent and in the manner provided by such Legal Requirement.

(b) Buyer agrees to offer each Transferred Employee listed on Schedule 7.4 a position with the Buyer that provides such Transferred Employee with comparable base pay and job responsibilities as the position held by such Transferred Employee as of the date hereof. Buyer further agrees, for a period of one year after the Closing Date, to provide benefits (other than equity-based plans) to the Transferred Employees listed on

Schedule 7.4 that accept offers of employment with the Buyer and satisfy any eligibility requirements during such period that are not less favorable in the aggregate to such Transferred Employees than those benefits provided pursuant to Employee Plans in effect for such Transferred Employees by the Seller on the date of this Agreement; provided, however, that in no case shall Buyer become liable to any Transferred Employee upon such employee’s termination for severance of any kind in excess of two-week’s pay and the continuation of such employee’s benefits for a two-week period.

(c) Subject the other provisions of this Section 7.4, with respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Buyer (including any severance plan), for all purposes, including determining eligibility to participate and vesting, service with the Seller or any subsidiary or predecessor of the Seller shall be treated as service with Buyer or any of its subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) The Buyer shall assume liability for up to a maximum of two (2) weeks of the vacation, sick pay, holiday and other similar accruals set forth in the Working Capital Statement and attributable to each employee of the Business who is employed by the Buyer, and the Buyer shall provide such employees with the accrued vacation, sick and holiday leave corresponding thereto. Alternatively, in the event the Seller is required to by Legal Requirement or any applicable policy or plan to pay any such accruals, the Buyer shall reimburse the Seller therefor.

7.5. Revocable License to use AGT Trademarks. The Seller hereby grants to the Buyer, effective as of the Closing Date, a royalty free license to use the AGT Trademarks solely for purposes of transitioning clients from the Seller to the Buyer (and not for purposes of developing or marketing the AGT Trademarks) for a period of three (3) months following the Closing Date in accordance with the conditions of this §7.5. Subject to the prior consent of Seller, which consent will not be unreasonably withheld, the Buyer shall be authorized to use the AGT Trademarks in connection with its own trademarks and tradenames to (i) invoice clients, and (ii) to communicate to clients that the Buyer has acquired the Business. Such license may be revoked by the Seller immediately upon written notice to the Buyer upon failure of the Buyer to satisfy the conditions of this §7.5. The Buyer will use the AGT Trademarks in accordance with any guidelines furnished to the Buyer by the Seller from time to time and will, prior to their use and at any other time promptly upon Seller’s request, submit to the Seller examples of the Buyer’s use of the AGT Trademarks. The Buyer acknowledges the Seller’s exclusive right, title and interest in and to the AGT Trademarks and agrees that it will not at any time do, or cause to be done, any act or thing contesting or in any way impairing or intending to impair the validity of and/or the Seller’s exclusive right, title and interest in and to the AGT Trademarks. The Buyer will not in any manner represent that it owns the AGT Trademarks. All use of the AGT Trademarks by the Buyer shall inure to the benefit of the Seller. The Buyer may not assign, sublicense or transfer in any manner the license granted by this §7.5.

7.6. Future Assurances. At any time and from time to time after the Closing, at the request of the either Party and without further consideration, each Party will execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation and take such action as the other Party may reasonably determine is necessary to transfer, convey and assign to the Buyer, and to confirm the Buyer’s title to or interest in the Acquired Assets, to formalize the assumption of all the Assumed Liabilities by the Buyer, to put the Buyer in actual possession and operating control thereof and to assist the Buyer in exercising all rights with respect thereto.

8. INDEMNIFICATION.

8.1. Indemnity by Seller. The Seller hereby agrees to indemnify, defend and hold harmless the Buyer and its directors, officers and Affiliates against and in respect of all liabilities, damages, losses, fines, penalties, expenses, fees, costs (including reasonable attorneys’ fees and disbursements in connection with investigating, defending or settling any action or threatened action), and amounts paid in settlement (collectively, “Losses”) that arise out of or result from:

(a) the inaccuracy of any representation or warranty made by the Seller herein;

(b) any Liability (i) of the Seller which is not an Assumed Liability or (ii) which is an Excluded Liability; or

(c) the breach by Seller of any of its covenants contained herein.

The Buyer shall provide the Seller written notice for any claim made in respect of the indemnification provided in this §8.1, whether or not arising out of a claim by a third party and Seller shall not be liable for such Loss to the extent arising out of Buyer’s failure to provide or delay in providing notice.

8.2. Indemnity by Buyer. The Buyer hereby agrees to indemnify, defend and hold harmless the Seller and its directors, officers and Affiliates against and in respect of all Losses that arise out of or result from:

(a) the inaccuracy of any representation or warranty made by Buyer herein;

(b) any Assumed Liability;

(c) the breach by Buyer of any of its covenants contained herein; or

(d) the use or sale of the Acquired Assets after the Closing Date.

The Seller shall provide the Buyer written notice for any claim made in respect of the indemnification provided in this §8.2, whether or not arising out of a claim by a third party and Buyer shall not be liable for such Loss to the extent arising out of Seller’s failure to provide or delay in providing notice.

8.3. Matters Involving Third Parties.

(a) If any third party shall notify either Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this §8, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 20 days after the Indemnified Party has given notice of the Third Party Claim, (ii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (iii) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with §8.3(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not unreasonably be withheld), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless written agreement is obtained releasing the Indemnified Party from all liability thereunder.

(d) If the Indemnifying Party does not deliver the notice contemplated by clause (b) of this §8.3 within 20 days after the Indemnified Party has given notice of the Third Party Claim, or otherwise at any time fails to conduct the defense of the Third Party Claim actively and diligently, the Indemnified Party may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third Party Claim in any manner it may deem. In the event that the Indemnified Party conducts the defense of the Third Party Claim pursuant to this clause (d), the Indemnifying Party will remain responsible for any and all Losses that the Indemnified Party may incur or suffer resulting from, arising out of, relating to or caused by the Third Party Claim to the extent provided in this §8.

8.4. Time for Claims. No claim may be made or suit instituted seeking indemnification pursuant to §8.1(a) or §8.2(a) for any inaccuracy in any representation or warranty unless a written notice describing such inaccuracy in reasonable detail in light of the circumstances then known to the Party seeking indemnification is provided to the indemnifying Party:

(a) at any time (subject to the applicable statute of limitations), in the case of any inaccuracy in the representations and warranties set forth in §3.1, §3.2, §3.4, §3.19, §4.1, §4.2 or §4.4; or

(b) at any time prior to May 12, 2005 in the case of any inaccuracy in any other representation or warranty in this Agreement.

Claims for indemnification pursuant to any other provision of §8.1 or §8.2 are not subject to the limitations set forth in this §8.4.

8.5. Limitation on Amount – Seller. The Buyer and any other parties specified in §8.1 may not assert a claim under §8.1(a) until the aggregate amount of such claims under this Agreement exceed $100,000, after which such time Buyer may assert such claims in excess of the initial $100,000 in claims; provided, however, that in no event shall the Seller be obligated to indemnify the Buyer under §8.1 in respect of aggregate Losses of the Buyer referred to in §8.1(a) in excess of $2,000,000; and provided further, that this §8.5 will not apply to claims under §8.1(b) or §8.1(c) hereof or to matters arising in respect of §3.1, §3.2 or §3.4 hereof.

8.6. Limitation of Amount – Buyer. The Seller and any other parties specified in §8.2 may not assert a claim under §8.2(a) until the aggregate amount of such claims under this Agreement exceed $50,000, but after which such time Seller may assert such claims in excess of the initial $50,000 in claims; provided, however, that in no event shall the Buyer be obligated to indemnify the Seller under §8.2 in respect of aggregate Losses of the Seller referred to in §8.2(a) in excess of $1,000,000; provided further, that this §8.6 will not apply to claims under §8.2(b), (c) or (d) or to matters arising in respect of §4.1, §4.2 or §4.4 hereof.

8.7. Adjustment. The calculation of any Loss in this §8 will reflect (i) the amount of any tax benefit actually recognized by the Indemnified Party for United States federal and state income tax purposes in the year in which such Loss is suffered and (ii) the amount of any insurance proceeds received by the Indemnified Party in respect of such Loss in such year.

8.8. Exclusive Remedy. Buyer agrees that the indemnification provided in §8.1 is the exclusive remedy following Closing for a breach by Seller of any representation or warranty contained in §3 of this Agreement. Seller agrees that the indemnification provided in §8.2 is the exclusive remedy following Closing for a breach by Buyer of any representation or warranty contained in §4 of this Agreement.

9. TERMINATION.

9.1. Termination of Agreement. The Parties may terminate this Agreement as provided below:

(a) the Parties may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to the Closing (i) in the event the Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and, if curable, the breach has continued without cure for a period of 30 days after the notice of breach or (ii) if the Closing shall not have occurred on or before July 15, 2004 and the Buyer is not then in breach of any representation, warranty or covenant contained in this Agreement; and

(c) the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to the Closing (1) in the event the Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach, and, if curable, the breach has continued without cure for a period of 30 days after the notice of breach or (ii) if the Closing shall not have occurred on or before July 15, 2004 and the Seller is not then in breach of any representation, warranty or covenant contained in this Agreement.

9.2. Effect of Termination. Each Party’s right of termination under §9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to §9.1, all obligations of the Parties under this Agreement will terminate, except that the obligations of the parties in this §9.2 and the last sentence of §5.4 will survive; provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the nonterminating Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

10. MISCELLANEOUS.

10.1. Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior approval of the other Party; provided, however, that either Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party will provide the other Party with the opportunity to review in advance the disclosure).

10.2. Entire Agreement. This Agreement, together with the Confidentiality Agreement and any other documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.

10.3. Succession and Assignment; No Third-Party Beneficiary. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No Party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party. Except as expressly provided herein, this Agreement is for the sole benefit of the Parties and their permitted successors and assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the Parties and such successors and assignees, any legal or equitable rights hereunder.

10.4. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed by each Party hereto.

10.5. Headings. The headings contained in this Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

10.6. Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided:

(a) by hand (in which case, it will be effective upon delivery); or

(b) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service);

in each case, to the address (or facsimile number) listed below:

If to the Seller:

Applied Graphics Technologies, Inc.

450 West 33rd Street

New York, New York 10001

Phone: (212) 716-6600

Attn: Joseph D. Vecchiolla

Copy to:

Ropes & Gray

One International Place

Boston, Massachusetts 02110

Phone: (617) 951-7000

Attention: Daniel S. Evans, Esq.

If to the Buyer:

Digital Generation Systems, Inc.

750 West John Carpenter Freeway

Suite 700

Irving, TX 75039

Phone: (972) 581-2081

Attention: Omar Choucair

Copy to:

Latham & Watkins LLP

555 Eleventh Street, N.W.

Suite 1000

Washington, D.C. 20004

Phone: (202) 637-2200

Attention: Eric L. Bernthal, Esq.

Either Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.7. Governing Law. This Agreement, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

10.8. Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver by any Party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any Party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

10.9. Severability. Any term or provision of this Agreement or of any Section hereof (including without limitation, any provision of §7.1) that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, each Party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

10.10. Expenses. Each of the Buyer and the Seller will bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Buyer and Seller shall each pay fifty (50%) percent of any sales, use, excise, transfer or other similar tax imposed with respect to the transactions contemplated by this Agreement, and each Party will be responsible for any interest or penalties related to any payment required to be made by such Party.

10.11. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The Parties intend that each representation, warranty and covenant contained herein will have independent significance.

10.12. Incorporation of Schedules. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

10.13. Bulk Transfer Laws. The Buyer acknowledges that the Seller will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

10.14. Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each Party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

10.15. Jurisdiction. Each Party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the federal or New York State courts located in the County of New York for the purpose of any Action between the Parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-

named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above- named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such Action other than before one of the above-named courts. Notwithstanding the previous sentence a Party may commence any Action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

10.16. Venue. Each Party agrees that for any Action between the Parties arising in whole or in part under or in connection with this Agreement, such Party bring Actions only in the County of New York. Each Party further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

10.17. Service of Process. Each Party hereby (a) consents to service of process in any Action between the Parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to § 10.6, will constitute good and valid service of process in any such Action and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

10.18. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

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Asset Purchase Agreement

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement under seal as of the date first above written.

THE BUYER:	DG SYSTEMS ACQUISITION CORPORATION

	By:	/s/ Scott K. Ginsburg
	Name:	Scott K. Ginsburg
	Title:	Chairman and Chief Executive Officer

THE SELLER:	APPLIED GRAPHICS TECHNOLOGIES, INC.

	By:	/s/ John R. Harris
	Name:	John R. Harris
	Title:	Chief Executive Officer